SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

Publicly-held company

MATERIAL FACT

Braskem S.A. (B3 Ticker: BRKM3, BRKM5, and BRKM6; NYSE: BAK; LATIBEX: XBRK) (“Braskem” or the “Company”), further to the Material Facts dated September 26, 2025, June 25 and 26, 2026 and as of today, hereby notifies its shareholders and the market in general that it has filed, on this date, together with certain subsidiaries (collectively with the Company, the “Debtors”), a petition for extrajudicial reorganization (“Extrajudicial Reorganization”), filed with the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of the Capital of the State of São Paulo (2ª Vara de Falências e Recuperações Judiciais da Comarca da Capital do Estado de São Paulo), pursuant to Law 11,101/05, with the objective of ensuring a stable, protected, and appropriate legal environment for negotiating and implementing the restructuring of its unsecured financial obligations in the approximate amount of US$ 10.9 billion (“Subject Claims”).

The Company has secured the participation in the extrajudicial reorganization plan that was filed (the “Plan”) of unsecured creditors who, collectively, represent 39.6% of the Subject Claims (“Signatory Creditors”), a percentage sufficient to file the referred petition. Pursuant to applicable law, the Company has 90 days from the filing of the Extrajudicial Reorganization petition to obtain the minimum percentage required for approval of its updated Extrajudicial Reorganization Plan (“Updated Plan”), thereby ensuring that 100% of the Subject Claims are bound by the new terms and conditions of payment to be defined in the Updated Plan. The Plan is publicly available at Braskem’s site in https://api.mziq.com/mzfilemanager/v2/d/540b55c5-af99-45f7-a772-92665eb948e9/1f8bcb17-45b3-8cbd-2e84-ade239596ea2?origin=2.

The Plan establishes, among other things, the general parameters that will form the basis for negotiations between the Debtors, their main shareholders, and their financial creditors of the terms and conditions of an Updated Plan, to be presented within the next 90 days, based on principles of burden sharing among all the relevant stakeholders and a sustainable capital structure and balance sheet of the Debtors. Those parameters include, among others, (i) an amendment and extension of the obligations and maturities of the Subject Claims, including capitalization of interest for a period to be defined (relief period), considering the Company’s operational turnaround and the Debtors’ capital and liquidity needs, alongside compensation to creditors for providing such extension and relief, including through economics and credit enhancements of the Subject Claims as well as reporting and oversight to be agreed; (ii) potential liquidity support from the Company’s main shareholders during the relief period, if necessary, subject to their approvals required under the applicable governance; (iii) a commitment by the main shareholders or third parties (to the extent agreed by the Debtors, the main shareholders, and the Signatory Creditors), to contribute or backstop equity capital to the Debtors at the end of the relief period or such other date to be agreed, subject to their approvals required under the applicable governance, should the Company fail to meet certain metrics to be negotiated; and (iv) possible equitization of a portion of the Subject Claims at the end of the relief period or other date as agreed.

In addition, the Plan establishes certain milestones to be met during the negotiation of the Updated Plan, as well as certain rights to early terminate the Plan for the benefit of the Signatory Creditors.

The terms, conditions and deadlines of the aforementioned and other parameters to be included in the Updated Plan, are subject to the negotiation and agreement by the Company, its main shareholders and the Signatory Creditors, and their approvals required under the applicable governance.

The filing of the petition for Extrajudicial Reorganization made today takes effect immediately and suspends the enforceability of the Debtors’ obligations with respect to the Subject Claims.

The Plan represents a significant step for the Company towards the long-term sustainability of the Debtors’ capital structure and reflects the shared goal of the Company and its key stakeholders to achieve a consensual restructuring in accordance with the negotiation framework agreed with the Signatory Creditors. The Plan has the support of Shine I Fundo de Investimento em Participações de Responsabilidade Limitada and Petróleo Brasileiro S.A. – Petrobras, the Company’s main shareholders.

Braskem clarifies that the Extrajudicial Reorganization has a limited, strictly financial scope and does not cover any of the Company’s obligations to its suppliers, customers, and other stakeholders, which remain in effect and continue to be fulfilled as usual, in accordance with the terms of the respective contracts.

Braskem will keep the market informed of relevant developments, in compliance with applicable laws, and will make the relevant documents available on its investor relations website (www.braskem-ri.com.br) and on the websites of the CVM (www.cvm.gov.br) and B3 (www.b3.com.br), as required by applicable regulations.

Additional information may be obtained from the Investor Relations Department by calling (11) 3576-9531 or by emailingbraskem-ri@braskem.com.br.

São Paulo, August 24, 2026.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts and are based on the Company's management's current view and estimates of future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings on the Company's business, financial condition and results of operations. The words "anticipates", "believes", "estimates", "expects", "plans", "objective" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements regarding the possible outcome of legal and administrative proceedings, implementation of operating and financing strategies and investment plans, guidance for future operations, the objective of expanding its efforts to achieve the macro sustainable objectives disclosed by the Company, as well as factors or trends affecting the Company's financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on a number of assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, availability, development and affordability of new technologies. Any change in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact on the Company's business, employees, contractors, shareholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to the reports filed with the Brazilian Securities and Exchange Commission (CVM), in particular the factors discussed in the sections for a full discussion of the risks and other factors that may impact any forward-looking statements contained herein. This Material Fact is not an offering of securities for sale in Brazil, any securities may not be offered or sold in Brazil without registration or exemption from registration, any public offering of securities to be made in Brazil will be prepared by means of a prospectus that may be obtained from Braskem and which will contain detailed information about Braskem and the management, as well as the financial statements.